[Fenwick & West LLP Letterhead]

October 1, 2019
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Kathryn Jacobsen, Senior Staff Accountant
Christie Wong, Staff Accountant

Re:	Chegg, Inc.
Form 10-K for Year Ended December 31, 2018
Filed February 25, 2019
Form 10-Q for the Quarter Ended June 30, 2019
Filed July 29, 2019
File No. 001-36180

Ladies and Gentlemen:
In your letter dated September 26, 2019 (the “Staff Comment Letter”), you requested that Chegg, Inc. (the “Company”) respond to your comments within ten business days (the “Initial Response Date”) or advise when it would provide a response.

Per your telephone conversation with my colleague Katherine Duncan on October 1, 2019, on behalf of the Company, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process and the filing of its Form 10-Q for the quarterly period ended September 30, 2019, the Company confirms that it will file a response by October 24, 2019.

Thank you for your consideration. Please do not hesitate to contact me at (650) 335-7130 if you have any questions.

Sincerely,

/s/ David A. Bell
David A. Bell
cc:
Andrew Brown, Chief Financial Officer
Robin Tomasello, VP Controller, Chief Accounting Officer
Dave Borders, General Counsel
Chegg, Inc.
Katherine Duncan
Fenwick & West LLP